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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Waller-Sutton Media Partners, L.P.
     Waller-Sutton Media, L.L.C.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     c/o Waller-Sutton Management Group, Inc.
     One Rockefeller Plaza, Suite 3300
--------------------------------------------------------------------------------
                                    (Street)

     New York                          NY                   10020
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     2/16/00

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Choice One Communications, Inc. (CWON)

________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
              (Check all applicable)

     [ ]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [X]  Other (specify below)

     Party to a transaction agreement(1)
________________________________________________________________________________

6.   If Amendment, Date of Original (Month/Day/Year)

         2/16/00
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [ ]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)      4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)           (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par Value               1,323,007                   D(2)
$0.01 per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMR control number.

                                                                          (Over)
                                                                 SEC 1473 (7-97)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security              cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Director Stock Option
(right to buy)           2/16/01(3) 2/16/10         Common Stock           10,000(4)     $20.00          I              (2), (5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Waller-Sutton Media Partners, L.P. ("Reporting Person") is party to a transaction agreement dated as of July 8, 1998, as amended, among certain investors in the Issuer (relating to a voting agreement for election of directors), and Waller-Sutton Media Partners, L.P. disclaims beneficial ownership of any of the securities owned by any other party to such agreement.

(2) Waller-Sutton Media, L.L.C. is the general partner of Waller-Sutton Media Partners, L.P. and therefore may be deemed to have an indirect beneficial ownership interest in the shares.

(3) Option to purchase shares of Issuer's common stock granted under its 1999 Director Stock Option Plan.

(4) These shares vest over a four year period such that 25% of the grant may vest upon each anniversary of the grant.

(5) Granted to Bruce Hernandez, director of the Issuer, who was initially appointed pursuant to Reporting Person's right to nominate a director. Mr. Hernandez has agreed to hold such options for the benefit of Reporting Person and that Reporting Person is the beneficial owner thereof.

WALLER-SUTTON MEDIA PARTNERS, L.P.
By: Waller-Sutton Media, LLC, its general partner

     /s/ Bruce Hernandez                                    February 20, 2001
-----------------------------------------------          -----------------------
      **Signature of Reporting Person                             Date

Bruce Hernandez -- Member

** Intentional misstatements or omissions of fact constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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                                                                 SEC 1473 (7-97)